Exhibit 3

This Form ATS-N amendment is an amendment to Part III, Item 26. We have marked added text in color and underlined; we have marked deleted text in color and strikethrough.

Part III, Item 26

Does the NMS Stock ATS publish or otherwise provide to one or more Subscribers aggregate platform-wide order flow and execution statistics of the ATS that are not otherwise required disclosures under Rule 605 of Regulation NMS?

~~Yes~~ No